Exhibit 4.1
AMENDMENT NO. 2 TO RIGHTS AGREEMENT
     This Amendment No. 2 (this “Amendment”), dated as of February 4, 2009, to the Rights Agreement, dated as of March 8, 1999, as amended as of May 31, 2002 (as so amended, the “Rights Agreement”), between Footstar, Inc., a Delaware corporation (the “Corporation”), and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the “Rights Agent”).
     The Corporation and the Rights Agent have heretofore executed and entered into the Rights Agreement. Pursuant to Section 27 of the Rights Agreement, the Corporation and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof and the Corporation desires and directs the Rights Agent to so amend the Rights Agreement. All acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Corporation has been in all respects authorized by the Corporation.
     In consideration of the foregoing premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree as follows:
     1. Section 1(a) of the Rights Agreement is hereby modified and amended in its entirety with the following:
“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 4.75% or more of the then outstanding Common Shares (other than as a result of a Permitted Offer (as hereinafter defined)) or was such a Beneficial Owner at any time after the Amendment Date, whether or not such person continues to be the Beneficial Owner of 4.75% or more of the then outstanding Common Shares. Notwithstanding the foregoing, (A) the term “Acquiring Person” shall not include (i) the Corporation, (ii) any Subsidiary of the Corporation, (iii) any employee benefit plan of the Corporation or of any Subsidiary of the Corporation, (iv) any Person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such plan, (v) a Grandfathered Shareholder or a Grandfathered Transferee, unless and until such Grandfathered Shareholder or Grandfathered Transferee, as applicable, without the prior approval of the Board of Directors of the Corporation, shall after the Amendment Date become the Beneficial Owner of more than the applicable Grandfathered Percentage of the Common Shares of the Corporation (vi) an Exempt Person, or (vii) any Person, who or which together with all Affiliates and Associates of such Person becomes the Beneficial Owner of 4.75% or more of the then outstanding Common Shares as a result of the acquisition of Common Shares directly from the Corporation, and (B) no Person (including, without limitation, any Grandfathered Shareholder or Grandfathered Transferee) shall be deemed to be an “Acquiring Person” either (X) as a result of the acquisition of Common Shares by the Corporation which, by reducing the number of Common Shares outstanding, increases the proportional number of shares Beneficially Owned by such Person together with all Affiliates and Associates of such Person; except that if (i) a Person (including, without limitation, any Grandfathered Shareholder or Grandfathered Transferee) would become an Acquiring Person (but for the operation of this subclause X) as a result of the acquisition of Common Shares by the Corporation, and (ii) after such share acquisition by the Corporation, such Person, or an Affiliate or Associate of such Person, becomes the Beneficial Owner of any additional Common Shares, then such Person shall be deemed an Acquiring Person, or (Y) if such Person became an Acquiring Person inadvertently, and (i) promptly after such Person discovers that such Person would otherwise be an Acquiring Person (but for the operation of this subclause Y), notifies the Board of Directors of the Corporation that such Person did so inadvertently and (ii) within 2 days after such notification, becomes the Beneficial Owner of less than 4.75% of the outstanding Common Shares.”
     2. Section 1(c) of the Rights Agreement is hereby modified and amended in its entirety as follows:
““Affiliate” and “Associate” shall mean, with respect to any Person, any other Person (other than an Exempt Person) whose Common Shares would be deemed constructively owned by such first Person, owned by a single “entity” as defined in Section 1.382-3(a)(i) of the Treasury Regulations, or otherwise aggregated with shares owned by such first Person pursuant to the provisions of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), or any successor or replacement provision, and the Treasury Regulations thereunder, provided, however, that a Person will not be deemed to be the Affiliate or Associate of another Person solely because either or both Persons are or were Directors of the Corporation.”
     3. Section 1(d) of the Rights Agreement is hereby modified and amended in its entirety as follows:
“A Person shall be deemed the “Beneficial Owner” of and shall be deemed to “Beneficially Own” any securities:
(i)	which such Person or any of such Person’s Affiliates or Associates Beneficially Owns, directly or indirectly;

(ii)	which such Person or any of such Person’s Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange or (B) the right to vote pursuant to any agreement, arrangement or understanding (whether or not in writing) if, in the case of arrangements described in clause (A) or (B) above, the effect of such right to acquire, agreement, arrangement or understanding is to treat such Persons as an “entity” under Section 1.382-3(a)(1) of the Treasury

Regulations; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security if the agreement, arrangement or understanding (whether or not in writing) to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

(iii)	which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person (or any of such Person’s Affiliates or Associates) has any agreement, arrangement or understanding (whether or not in writing, and other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) relating to the acquisition, holding, voting (except to the extent contemplated by the proviso to Section 1(d)(ii)(B)) or disposing of any securities of the Corporation, but only if the effect of such agreement, arrangement or understanding is to treat such Persons as an “entity” under Section 1.382-3(a)(1) of the Treasury Regulations; or

(iv)	if such Person would be deemed to constructively own such securities pursuant to Section 382 of the Code or any successor or replacement provision, and the Treasury Regulations thereunder.
          Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase “then outstanding,” when used with reference to a Person’s Beneficial Ownership of securities of the Corporation, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to Beneficially Own hereunder.”
     4. Section 1(e) of the Rights Agreement is hereby modified and amended in its entirety as follows:
““Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which the banking institutions in New York or New Jersey are authorized or obligated by law or executive order to close.”
     5. Section 1(j) of the Rights Agreement is hereby modified and amended in its entirety as follows:
““Grandfathered Percentage” shall mean, (A) with respect to any Grandfathered Person, the percentage of the outstanding Common Shares that such Grandfathered Person Beneficially Owned on the Amendment Date, or (B) with respect to any Grandfathered Transferee, the percentage of the outstanding Common Shares that such Grandfathered Transferee Beneficially Owns immediately after giving effect to the transaction by which such Grandfathered Transferee first becomes a Grandfathered Transferee; provided that if the percentage of Common Shares Beneficially Owned by any Grandfathered Person or Grandfathered Transferee, as applicable, is reduced for any reason subsequent to the Amendment Date, the Grandfathered Percentage with respect to such Grandfathered Shareholder or Grandfathered Transferee, as applicable, shall be reduced to the same extent.”
     6. Section 1(k) of the Rights Agreement is hereby modified and amended in its entirety as follows:

““Grandfathered Shareholder” shall mean any Person who as of the Close of Business on the Amendment Date was the Beneficial Owner of 4.75% or more of the Common Shares of the Corporation then outstanding. Any Grandfathered Shareholder who subsequent to the Amendment Date becomes the Beneficial Owner of less than 4.75% of the outstanding Common Shares shall cease to be a Grandfathered Shareholder.”
     7. Section 1(l) of the Rights Agreement is hereby modified and amended in its entirety as follows:
““Grandfathered Transferee” shall mean any Person who or which, together with all Affiliates and Associates of such Person:
(i)	acquires directly from a Grandfathered Shareholder in any one transaction Common Shares such that, after giving effect to such acquisition, such Person is the Beneficial Owner of 4.75% or more of the outstanding Common Shares; and

(ii)	immediately prior to such acquisition Beneficially Owned less than 1% of all then outstanding Common Shares.
Any Grandfathered Transferee who subsequent to the Amendment Date becomes the Beneficial Owner of less than 4.75% of the outstanding Common Shares shall cease to be a Grandfathered Transferee.”
     8. Section 1(o) of the Rights Agreement is hereby modified and amended in its entirety as follows:
““Person” shall mean any individual, firm, partnership, corporation, limited liability company, limited liability partnership, trust, association, joint venture or other entity, group of persons making a “coordinated acquisition” of shares or otherwise treated as an entity within the meaning of Section 1.382-3(a)(1) of the Treasury Regulations or otherwise, and shall include any successor (by merger or otherwise) of such entity.”
     9. The definition of “Qualifying Offer” and each reference to “Qualifying Offering” contained in the Rights Agreement are hereby deleted in their entirety.
     10. The following new definitions are hereby added to Section 1 of the Rights Agreement:
“(x) “Amendment Date” means February 4, 2009.
(y) “Exempt Person” means a Person whose Beneficial Ownership (together with all Affiliates and Associates of such Person) of 4.75% or more of the then outstanding Common Shares will not, as determined by the Board of Directors in its sole discretion pursuant to a duly adopted resolution, jeopardize or endanger the availability to the Corporation of its net operating loss carryforwards, provided, however, that such a Person will cease to be an Exempt Person if the Board of Directors makes a contrary determination with respect to the effect of such Person’s Beneficial Ownership (together with all Affiliates and Associates of such Person) on the availability to the Corporation of its net operating loss carryforwards.”

     11. Section 3(a) of the Rights Agreement is hereby modified and amended to include the following at the end of such section:
“The Corporation shall promptly notify the Rights Agent in writing upon the occurrence of a Distribution Date and of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing, and the Rights Agent may rely on such notice in carrying out its duties under this Agreement. If such notification is given orally, the Corporation shall confirm same in writing on or prior to the Business Day next following. Until such notice is received by the Rights Agent, the Rights Agent shall not be deemed to have any knowledge of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing, and the Rights Agent may presume conclusively for all purposes that the Distribution Date has not occurred.”
     12. The date referred to in Section 7(a) of the Rights Agreement as the “Final Expiration Date” is hereby modified and amended to read “March 8, 2012.”
     13. Section 7(c) of the Rights Agreement is hereby modified and amended by replacing the term “appropriate” in each place in which such term appears in Section 7(c), with the term “necessary to comply with this Rights Agreement”.
      14. The Rights Agreement is hereby modified and amended so that whenever the term “gross negligence, bad faith or willful misconduct” appears, it shall mean gross negligence, bad faith or willful misconduct which has been determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction.
     15. Section 20 of the Rights Agreement is hereby modified and amended by deleting the term “in good faith” wherever it appears in Section 20.
     16. Section 26 of the Rights Agreement is hereby modified and amended by replacing the address of the Rights Agent with the following:
“Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
Attention: Edward Schmitt
with a copy to:
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
Attention: General Counsel”
     17. Exhibit C to the Rights Agreement is hereby modified and amended to read in its entirety as set forth in Exhibit C to this Amendment.
     18. Except as expressly amended hereby, the Rights Agreement remains in full force and effect in accordance with its terms.
     19. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within such State; except that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.
     20. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.
     21. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.
     22. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed as of the day and year first above written.

FOOTSTAR, INC.
By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	Chief Executive Officer

MELLON INVESTOR SERVICES LLC, as Rights Agent
By:	/s/ Edward Schmitt
	Name:	Edward Schmitt
	Title:	Assistant Vice President

CERTIFICATION
     The undersigned, Senior Vice President of Footstar, Inc., a Delaware corporation (the “Corporation”) hereby certifies, on behalf of the Corporation, that Amendment No. 2, dated as of February 4, 2009, to the Rights Agreement, dated as of March 8, 1999, as amended as of May 31, 2002 (as so amended, the “Rights Agreement”), between the Corporation and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, is in compliance with the terms of Section 27 of the Rights Agreement.
Dated: February 4, 2009

FOOTSTAR, INC.
By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	Chief Executive Officer

Exhibit C
SUMMARY OF RIGHTS TO PURCHASE
PREFERRED SHARES
     On February 4, 2009, Footstar, Inc. (the “Corporation”) entered into Amendment No. 2 (“Amendment No. 2”) to its Rights Agreement, dated as of March 8, 1999, as amended as of May 31, 2002 (as so amended, the “Rights Agreement”), between the Corporation and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the “Rights Agent”), pursuant to which the terms of the outstanding preferred share purchase rights (the “Rights”) were amended. The summary below describes the Rights as so amended by Amendment No. 2.
     On March 8, 1999, the Board of Directors of the Corporation declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.01 per share (the “Common Shares”), of the Corporation. The dividend was payable to the shareholders of record on March 19, 1999 (the “Record Date”), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share (the “Preferred Shares”), of the Corporation at a price of $100 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement.
     The Rights Agreement was amended by Amendment No. 2 in order to protect stockholder value by attempting to prevent a possible limitation on the Corporation’s ability to use its U.S. net operating loss carryovers. The Corporation has experienced significant losses in the United States, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules and regulations promulgated by the Internal Revenue Service, the Corporation may “carry forward” these losses in certain circumstances to offset any current and future taxable income and thus reduce federal income tax liability, subject to certain requirements and restrictions. To the extent that the net operating losses do not otherwise become limited, the Corporation believes that a significant portion of such losses will be able to be utilized and, therefore, these net operating losses could be a substantial asset to the Corporation. However, if the Corporation experiences an “ownership change” as defined in Section 382 of the Code, the Corporation’s ability to use the net operating losses could be severely limited.
     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earlier to occur of: (i) a person or group of affiliated or associated persons (an “Acquiring Person”) having acquired Beneficial Ownership (as defined in the Rights Agreement) of 4.75% or more of the outstanding Common Shares (except pursuant to a Permitted Offer (as defined in the Rights Agreement)) or (ii) 10 days (or such later date as the Board of Directors of the Corporation may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), provided that an Acquiring Person does not include a Grandfathered Shareholder, a Grandfathered Transferee or an Exempt Person (as such terms are defined in the Rights Agreement). The date that a person or group becomes an Acquiring Person is the “Shares Acquisition Date.”
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 8, 2012, unless earlier redeemed by the Corporation as described below.
     In the event that any person becomes an Acquiring Person or an affiliate or associate thereof (except pursuant to a Permitted Offer), each holder of a Right will thereafter have the right (the “Flip-In Right”) to receive upon exercise the number of Common Shares or, in the discretion of the Board of Directors of the Corporation, one one-thousandth of a Preferred Share (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by any Acquiring Person or any affiliate or associate thereof will be null and void.
     In the event that, at any time following the Shares Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power, or (ii) more than 50% of the Corporation’s assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.
     The Purchase Price payable, and the number of Preferred Shares, Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-thousandth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share, provided that the holders will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per Common Share. These rights are protected by customary antidilution provisions. In the event that the dividends on the Preferred Shares are in arrears in an amount equal to six quarterly dividend payments, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date and dividends for the current dividend period declared and set apart.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-thousandth or integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”), which redemption shall generally be effective upon the action of the Board of Directors of the Corporation. Additionally, following the Shares Acquisition Date, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates.
     All the provisions of the Rights Agreement, except those which concern the rights, duties or obligations of the Rights Agent, may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement (subject to certain limitations), or to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), as long as such amendments do not change the rights, duties or obligations of the Rights Agent.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Corporation, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable, or when they are redeemed, or upon the occurrence of certain events thereafter.
     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated March 9, 1999. A copy of Amendment No. 1 to Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a

Registration Statement on Form 8-A/A dated June 14, 2002. A copy of Amendment No. 2 to Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A/A dated February 4, 2009. Copies of the Rights Agreement, Amendment No. 1 and Amendment No. 2 are available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1 and Amendment No. 2, which are hereby incorporated herein by reference.